TTI Telecom Announces Annual General Meeting

Rosh Ha'ayin, Israel, November 18, 2008 - TTI Team Telecom International Ltd. (NASDAQ: TTIL), ("TTI Telecom"), a global supplier of Operations Support Systems
(OSS) to communications service providers, today announced that it will hold the Annual General Meeting of Shareholders on Tuesday, December 23, 2008 at 5:00 p.m. Israel time, at the offices of the Company, 12 Amal Street, Afek Park, Rosh Ha'ayin, Israel (the "Meeting"). The record date for the Meeting is November 20, 2008.

TTI Telecom will send its shareholders of record a proxy statement describing the matters to be voted upon at the Meeting, along with a proxy card enabling them to indicate their vote on each matter. TTI Telecom will also file the proxy statement with the Securities and Exchange Commission on Form 6-K in the next few days.

         The following matters are on the agenda of the Meeting:
                  (1) To re-appoint Kost, Forer, Gabbay & Kasierer as the Company's independent auditors until immediately following the next annual general meeting of shareholders, and to authorize the board of directors of the Company to fix their remuneration in accordance with the volume and nature of their services, or to delegate to the Audit Committee thereof to do so;

                  (2) To re-elect Meir Lipshes, Meir Dvir and Ilan Toker to the Company's board of directors;

                  (3) To authorize Meir Lipshes, the Chairman of the Board of Directors of the Company, to also serve as the Chief Executive Officer of the Company until the annual general meeting of the Company to take place in 2009, or until the board of directors of the Company appoints new Chief Executive Officer to the Company;

                  (4) To consider the financial statements of the Company for the year ended December 31, 2007; and

                  (5) To transact such other business as may properly come before the Meeting or any adjournment thereof.

Items 1-4 above require the approval of a simple majority of the shares voted on the matter.

About TTI Telecom:

TTI Team Telecom International Ltd. ("TTI Telecom") is a leading provider of next generation Operations Support Systems (OSS) to communications service providers worldwide. The company's Netrac portfolio delivers an automated, proactive and customer-centric approach to service assurance and network management.

Anchored by market-leading service assurance solutions - Fault Management (FaM) and Performance Management (PMM) - that give customers an end-to-end view of their network, TTI Telecom's Netrac enables service providers to reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Netrac is compatible with multiple technologies and industry standards, and is uniquely positioned to bridge legacy, next-generation, convergent, and IMS Networks. TTI Telecom's customer base consists of tier-one and tier-two service providers globally, including large incumbents in the Americas, Europe and Asia-Pacific.


Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.